Filed Pursuant to Rule 433

Registration No. 333-293583

$2,100,000,000

VERTIV HOLDINGS CO

$600,000,000 4.850% Senior Notes due 2036 (the “2036 notes”)

$500,000,000 5.650% Senior Notes due 2046 (the “2046 notes”)

$500,000,000 5.800% Senior Notes due 2056 (the “2056 notes”)

$500,000,000 5.950% Senior Notes due 2066 (the “2066 notes”)

Pricing Term Sheet

February 23, 2026

Issuer:	Vertiv Holdings Co (“Vertiv”)

Anticipated Ratings (Moody’s/S&P/Fitch):*	Baa3 (Stable) / BBB- (Stable) / BBB- (Positive)

Offering Format:	SEC Registered

Ranking:	Senior Unsecured

Trade Date:	February 23, 2026

Settlement Date:**	March 3, 2026 (T+6)

Principal Amount:	2036 notes: $600,000,000 2046 notes: $500,000,000 2056 notes: $500,000,000 2066 notes: $500,000,000

Maturity Date:	2036 notes: March 15, 2036 2046 notes: March 15, 2046 2056 notes: March 15, 2056 2066 notes: March 15, 2066

Interest Payment Dates:	Semi-annually on March 15 and September 15 of each year, beginning September 15, 2026

Interest Payment Record Dates:	March 1 and September 1

Benchmark Treasury:	2036 notes: 4.125% UST due February 15, 2036 2046 notes: 4.625% UST due February 15, 2046 2056 notes: 4.625% UST due November 15, 2055 2066 notes: 4.625% UST due November 15, 2055

Benchmark Treasury Price and Yield:	2036 notes: 100-25; 4.029% 2046 notes: 99-27; 4.637% 2056 notes: 98-24; 4.703% 2066 notes: 98-24; 4.703%

Spread to Benchmark Treasury:	2036 notes: +85 bps 2046 notes: +105 bps 2056 notes: +110 bps 2066 notes: +125 bps

Yield to Maturity:	2036 notes: 4.879% 2046 notes: 5.687% 2056 notes: 5.803% 2066 notes: 5.953%

Coupon (Interest Rate):	2036 notes: 4.850% 2046 notes: 5.650% 2056 notes: 5.800% 2066 notes: 5.950%

Price to Public:

2036 notes: 99.770% of the principal amount

2046 notes: 99.558% of the principal amount

2056 notes: 99.955% of the principal amount

2066 notes: 99.951% of the principal amount

In each case, plus accrued interest, if any, from March 3, 2026

Optional Redemption Provisions:

Make-whole Call:	Prior to the Applicable Par Call Date, Vertiv may redeem the notes of a series at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)   (a) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed discounted to the applicable redemption date (assuming the notes of such series matured on the Applicable Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus (i) 15 basis points in the case of the 2036 notes, (ii) 20 basis points in the case of the 2046 notes, (iii) 20 basis points in the case of the 2056 notes and (iv) 20 basis points in the case of the 2066 notes, less (b) interest accrued thereon to, but not including, the redemption date, and

(2) 100% of the principal amount of the notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but not including, the redemption date.

Applicable Par Call Date:

2036 notes: December 15, 2035 (three months prior to the maturity date of the 2036 notes)

2046 notes: September 15, 2045 (six months prior to the maturity date of the 2046 notes)

2056 notes: September 15, 2055 (six months prior to the maturity date of the 2056 notes)

2066 notes: September 15, 2065 (six months prior to the maturity date of the 2066 notes)

Par Call:	In addition, on or after the Applicable Par Call Date, Vertiv may redeem the notes of a series at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to, but not including, the redemption date.

Change of Control Offer:	If a Change of Control Repurchase Event occurs with respect to a series of notes, Vertiv will be required, subject to certain conditions, to offer to repurchase all or a portion of the notes of such series at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the date of repurchase.

CUSIP / ISIN:	2036 notes: 92537N AA6 / US92537NAA63 2046 notes: 92537N AB4 / US92537NAB47 2056 notes: 92537N AC2 / US92537NAC20 2066 notes: 92537N AD0 / US92537NAD03

Joint Book-Running Managers:

BofA Securities, Inc.

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

ING Financial Markets LLC

J.P. Morgan Securities LLC

Wells Fargo Securities, LLC

PNC Capital Markets LLC

Deutsche Bank Securities Inc. (2036 notes, 2046 notes)

Scotia Capital (USA) Inc. (2056 notes, 2066 notes)

Senior Co-Managers:	Deutsche Bank Securities Inc. (2056 notes, 2066 notes) Huntington Securities, Inc. Scotia Capital (USA) Inc. (2036 notes, 2046 notes) Standard Chartered Bank

Co-Managers:	Morgan Stanley & Co. LLC MUFG Securities Americas Inc. U.S. Bancorp Investments, Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

It is expected that delivery of the notes will be made against payment for the notes on or about March 3, 2026, which will be the sixth business day following the date hereof (this settlement cycle being referred to as T+6). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the first business day before the settlement date will be required, by virtue of the fact that the notes initially will settle in T+6, to specify alternative settlement arrangements to prevent a failed settlement.

The information in this term sheet supplements the information provided in the preliminary prospectus supplement, dated February 19, 2026 and the accompanying prospectus, dated February 19, 2026. To the extent information in this term sheet conflicts with information in the preliminary prospectus supplement, this term sheet controls. All capitalized terms used in this term sheet shall have the meaning ascribed to them in the preliminary prospectus supplement.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Vertiv has filed a registration statement, including a base prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement, the preliminary prospectus supplement and other documents Vertiv has filed with the SEC for more complete information about Vertiv and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Vertiv, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus and preliminary prospectus supplement if you request it toll free by calling BofA Securities, Inc. toll-free at (800) 294-1322, Citigroup Global Markets Inc. toll-free at (800) 831-9146, Goldman Sachs & Co. LLC toll-free at (866) 471-2526, ING Financial Markets LLC toll-free at (877) 446-4930, J.P. Morgan Securities LLC collect at (212) 834-4533 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.